Exhibit 19

Nov. 13, 2024

The Board of Directors (the “Board”) of Lumen Technologies, Inc. (“Lumen,” and together with its subsidiaries, the “Company”) has adopted this Insider Trading Policy (the “Policy”) on behalf of the Company. This Policy sets forth the general standards for all Personnel (defined below) and directors of the Company with respect to (1) the handling of confidential information about the Company, and (2) engaging in transactions in Company securities and securities of other publicly traded companies. This Policy also explains the prohibitions against “insider trading” based on federal securities laws and establishes Lumen’s policies and procedures to promote and monitor compliance with those laws.
1.Reasons for adopting this policy
1.1.Insider Trading Under the Securities Laws. Various federal, state, and foreign securities laws prohibit persons who possess material nonpublic information from (1) trading securities on the basis of such information and (2) disclosing such information to others who might be expected to trade while in possession of that information (also known as “tipping”). In addition, public companies and their directors can be subject to liability if they fail to take appropriate steps to prevent insider trading violations. Accordingly, we have adopted this Policy to highlight the importance of complying with insider trading laws and to take measures where appropriate to prevent violations of such laws. In addition, we have adopted this Policy to avoid even the appearance of improper conduct. We have worked hard over the years to establish the Company’s reputation for integrity and ethical conduct, and it is important that we continue to uphold that standard.
1.2.Insider trading laws are distinct from and in addition to the other securities laws to which the Company’s Personnel and directors may be subject. A transaction that is structured specifically in order to meet the requirements of other securities laws (for example, the Section 16(b) prohibition against short-swing profits) may nonetheless be a violation of insider trading laws if the applicable person possesses material nonpublic information at the time of the transaction.
1.3.Penalties for Insider Trading. Insider trading violations are pursued vigorously by the Securities and Exchange Commission (the “SEC”), the Department of Justice and state and foreign enforcement authorities. The consequences of insider trading violations are extremely serious. Individuals who engage in insider trading or tipping may be liable for substantial penalties, including, as of the date of this Policy:
1.3.1.a civil penalty of up to three times the profit gained or loss avoided;
1.3.2.a criminal fine (no matter how small the benefit) of up to $5 million; and
1.3.3.a jail term of up to 20 years.
1.4.In addition, if the Company fails to take appropriate steps to prevent unlawful insider trading, it may have “controlling person” liability for an insider trading violation. Controlling person liability may also extend to any officer or director of the Company or any supervisory employee who fails to take appropriate steps to prevent unlawful insider trading by other Personnel over whom he or she exercises control. As of the date of this Policy, controlling persons may be held liable for civil penalties equal to the greater of (1) $1 million and (2) three times the profit gained or loss avoided. In addition, if the Company is found to be a “controlling person,” it may also be liable for criminal penalties of up to $25 million.
1.5.In addition to the criminal and civil penalties, anyone who buys from, or sells to, persons subject to this Policy or who buys from, or sells to, an individual who has been “tipped” by a person subject to this Policy could have a civil cause of action for damages against the trading or tipping person. Moreover, as discussed further below, failure to comply with this Policy could result in disciplinary action, including your dismissal for cause.
1.6.
2.Scope of this policy

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2.1.Persons Subject to this Policy. This Policy applies to you if you are an employee, including an officer, consultant, or independent contractor (each and collectively “Personnel”) or a director of the Company. The same restrictions that apply to you also apply to
2.1.1.members of your family who reside with you,
2.1.2.anyone else who lives in your household,
2.1.3.any parents, children or other family members who do not live in your household but whose transactions in Company Securities (as defined below) are directed by you or are subject to your influence or control, and
2.1.4.all trusts, corporations, partnerships, limited liability companies or other entities controlled by you or any other person specified in items (2.1.1), (2.1.2) or (2.1.3) above (with all persons referred to in the foregoing items (2.1.1), (2.1.2), (2.1.3) and (2.1.4) being referred to collectively as “related persons”).
2.2.Transactions Covered. For purposes of this Policy, “Securities” means any debt or equity securities within the meaning of the federal securities laws, including without limitation, common stock, preferred stock, options or warrants to purchase common or preferred stock, senior or subordinated notes, and other instruments convertible into or exchangeable for any of the foregoing. This Policy applies to transactions in any Securities of any type issued by Lumen or any of its subsidiaries that file periodic reports with the SEC (collectively referred to in this Policy as “Company Securities”), as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps, relating to Company Securities. Transactions subject to this Policy include purchases, sales and bona fide gifts of Company Securities.
2.3.Individual Responsibility. Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. All persons subject to this Policy are responsible for (1) determining whether they possess material nonpublic information, (2) complying with this Policy and (3) ensuring that all of their related persons also comply with this Policy. While the Company provides policies, procedures and training on insider trading, those or similar actions by the Company, or by any of its employees, officers or directors, shall not constitute legal advice and do not insulate you from liability under applicable securities laws.
2.4.Application to the Company. It is Lumen’s policy that it will not engage in transactions in Company Securities in violation of applicable securities laws.
3.Statement of policy
3.1.Prohibition Against Trading on or Disclosing Material Nonpublic Information. No person subject to this Policy who is in possession of material nonpublic information relating to the Company, nor any related person, may directly or indirectly:
3.1.1.engage in transactions in Company Securities, except as otherwise specified in this Policy(see Section 5 “Transactions excluded from this policy”);
3.1.2.recommend that others engage in transactions in any of the Company’s Securities;
3.1.3.disclose material nonpublic information to persons (a) within the Company whose jobs do not require them to have that information, or (b) outside of the Company, including family, friends, business associates, investors and consulting firms, unless any such disclosure is made in accordance with Lumen’s policies and procedures; or
3.1.4.assist anyone engaged in the above activities.
3.2.It makes no difference whether or not you relied upon or otherwise considered material nonpublic information in deciding to transact in Company Securities. If you are aware of material nonpublic information about the Company, the prohibition applies. You should avoid even the appearance of an improper transaction.
3.3.A transaction that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) is not an exception to this Policy. Even the appearance of an improper transaction must be avoided to preserve Lumen’s reputation for adhering to the highest standard of conduct.

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3.4.Serious problems could be caused for Lumen by unauthorized disclosure of internal information about the Company or other companies with which it does business, whether or not for the purpose of facilitating improper trading in securities. This prohibition against unauthorized disclosures of nonpublic information to others will apply regardless of whether or not you derive any monetary benefit from such disclosure.
3.5.Specific Prohibited Transactions. The Company has determined that there is a heightened legal risk and the appearance of improper or inappropriate conduct if Personnel and directors engage in certain types of transactions. Therefore, it is the Company’s policy that you may not engage in any of the following transactions with respect to Company Securities:
3.5.1.Short-Term Trading. Short-term trading of Company Securities may unduly focus you on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For this reason, any Personnel or director of the Company who purchases Company Securities in the open market may not sell any Company Securities of the same class during the six months following the purchase (or vice versa).
3.5.2.Publicly-Traded Options. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that you are focused on short-term performance at the expense of the Company’s long term objectives. Accordingly, transactions in put options, call options or other derivative securities with respect to Company Securities, on an exchange or in any other organized market, are prohibited by this Policy.
3.5.3.Short Sales. Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation that the Company Securities will decline in value, and therefore have the potential to signal to the market that you lack confidence in the Company’s prospects. In addition, short sales may reduce your incentive to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited by this Policy.
3.5.4.Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such transactions may permit you to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, you may no longer have the same objectives as the Company’s other Personnel and directors. Therefore, these types of transactions are prohibited by this Policy.
3.6.Prohibition against trading on material nonpublic information about other companies. If any Personnel or director, in the course of working for, or providing services to, the Company, learns of material nonpublic information about a company that transacts business with the Company, then neither that person nor their related persons may trade in such company’s Securities, or any derivative securities relating to such company’s Securities, until the information becomes public or is no longer material. Such companies include current or prospective customers or suppliers of the Company, companies with which the Company may be negotiating a significant agreement, and companies that may be a party to potential corporate transactions such as an acquisition, investment or sale.
4.Material nonpublic information
4.1.Material Information. Material information includes any information, whether positive or negative, that a reasonable investor would consider important in a decision to buy, hold, or sell Securities. Information is material even if it alone would not influence the investor’s decision; the fact that a reasonable investor would want to know it in connection with the investor’s decision to buy, hold or sell Securities will suffice. Any information that could reasonably be expected to affect the market price of a Security is likely to be considered material. This determination is made based on the facts and circumstances of each particular situation. Material information can relate to any aspect of the Company’s business or to any type of Company Securities, whether debt, equity or a hybrid. Information that could be considered material to the Company includes, but is not limited to, information regarding:

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•Revenues, expenses or other financial or operational results, including anticipated results or projections;
•Proposed or pending mergers, acquisitions, divestitures, joint ventures, exchange offers or tender offers;
•Significant borrowings or financing transactions;
•A major change in strategy;
•Development of a new product or service;
•Plans to open or close a particular operation;
•Changes in the Company’s pricing or cost structure or significant developments regarding major customers or contracts;
•Changes in dividend policy, the declaration of a stock split or an offering of additional securities, a default on securities or a call of securities for redemption;
•Establishment of, or change in, a repurchase program for Company Securities;
•Significant cybersecurity incidents, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure;
•Changes in Lumen’s executive officers or directors;
•Change in auditors or notification that the auditor’s reports may no longer be relied upon;
•Developments regarding threatened, new or pending significant litigation or government investigations, or the resolution of such litigation or investigations;
•Significant unusual accounting charges or gains;
•A change in control of the Company; and
•Bankruptcies or receiverships involving the Company.
4.2.The above list (which also applies in connection with determining the materiality of any other company’s information) is not exclusive and many other types of information may be considered material, depending on the circumstances. The probability of whether an event will or will not occur affects the determination of whether it is material. The determination of whether information was material will be viewed in hindsight, and any questions concerning the materiality of particular information should be resolved in favor of materiality and trading should be avoided.
4.3.Policy on When Information is Public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors, including through the issuance of a press release, a webcast or a filing with the SEC. Generally, information regarding relatively simple matters, such as quarterly or annual financial results, will be considered public one full business day after its release. For example, if we release the information after the normal trading day ends in the U.S. markets on a Tuesday and you are not otherwise in possession of material nonpublic information, you are permitted to trade immediately after the trading day begins on Thursday. If the information involves more complex matters such as a prospective major acquisition or disposition, it may be necessary to allow additional time for the information to be adequately absorbed. In such circumstances, Personnel and directors desiring to trade Company Securities should consult with the Office of the Chief Legal Officer regarding a suitable waiting period before trading.
4.4.“Window Period.” As a general guideline, unless you are subject to a blackout period (as described in Section 6.2), the most appropriate time to trade in Company Securities is during the 20-business day period commencing one full business day following the release of quarterly or annual financial results. This period of time is frequently referred to as the “window period.” Unless you are subject to a blackout period, it may be permissible to trade at other times. However, you may never engage in transactions in Company Securities (whether during or outside of a window period), if you are in possession of material, nonpublic information.

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5.Transactions excluded from this policy
This Policy does not apply to the following transactions, except as specifically noted:
5.1.Restricted Stock and Restricted Stock Unit Awards. This Policy does not apply to the vesting of restricted stock and restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding obligations upon the vesting of such compensatory awards. However, this Policy does apply to any sale of common stock received by you as a result of the vesting, including to satisfy tax liabilities.
5.2.Stock Option Exercises. This Policy does not apply to the exercise of a compensatory stock option if the exercise price is paid in cash or to an award recipient’s use of shares delivered or withheld from the exercise to cover the cost of the option exercise or the satisfaction of tax withholding obligations. However, this Policy does apply to any sale of the underlying stock or to a cashless option exercise through a broker (which entails the sale of a portion of the underlying stock on the market to cover the costs of exercise or the resulting taxes), or any other market sale for the purpose of generating cash to pay the exercise price.
5.3.Company Benefit Plans. This Policy does not apply to purchases of Company Securities under any employee stock purchase plan, retirement plan or other broad-based benefit plan of the Company that automatically allocates shares to employee accounts at pre-established intervals pursuant to pre-established and non-discretionary procedures. This Policy does apply, however, to certain elections you may make under such plans, including: (1) an election to increase or decrease the percentage of your periodic contributions that are to be allocated to the Company Securities fund; (2) an election to make an intra-plan transfer of an existing account balance into or out of the Company Securities fund; (3) an election to borrow money against your plan account if the loan will result in a liquidation of some or all of your Company Securities fund balance; and (4) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company Securities fund.
5.4.Transactions with the Company. Any other purchase of Company Securities from the Company or sale of Company Securities to the Company are not subject to this Policy.
5.5.Transactions Pursuant to Rule 10b5-1 Plans. Notwithstanding this Policy, you may engage in transactions involving Company Securities if made in accordance with a compliant Rule 10b5-1 plan and Section 9 of this Policy. Rule 10b5-1 under the Securities Exchange Act of 1934 provides an affirmative defense from insider trading liability to a person who enters into a trading plan for transactions in Company Securities that meets the conditions specified in Rule 10b5-1. It is your responsibility to ensure that your trading plan, and transactions made pursuant to such plan, meet all the conditions of Rule 10b5-1. See Section 9 of this Policy for additional requirements with respect to Rule 10b5-1 plans, some of which apply to all persons covered by this Policy and some of which apply only to directors and Section 16 officers.
6.Additional restrictions applicable to Directors, Section 16 Officers and certain other personnel.
7.In addition to all of the other requirements of this Policy, the following additional restrictions apply:
7.1.Pre-Clearance. You must pre-clear your transaction with the Office of the Chief Legal Officer if you are a Section 16 officer, a director or have otherwise been notified by the Company that you are subject to this pre-clearance requirement. All pre-cleared transactions must be effected within two business days following the date of receipt of pre-clearance or the pre-clearance automatically expires. However, under no circumstance may you effect a transaction while in possession of material nonpublic information, even if pre-cleared. Lumen’s approval of any particular transaction under this pre-clearance procedure does not insulate you from liability under securities laws.

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7.2.Blackout Periods. Section 16 officers, directors and other persons who have been notified in writing by the Company that they are subject to additional restrictions on when they may trade are considered “Insiders.” If you are an Insider, you may not trade during any blackout period that the Company indicates is applicable to you. All Section 16 officers and directors, and other designated Insiders, are subject to quarterly “blackout periods” that begin at the close of business on the tenth day of the third month of each fiscal quarter and ends on the date the next succeeding window period commences. The Company may also designate other periods during which trading is not permitted for some or all Insiders.
7.3.For example, an event may occur or information may arise that is material to the Company and is known by only certain directors or Personnel. If you are one of the persons with such knowledge and the Company imposes a related blackout period, you may not transact in Company Securities as long as the event or information remains material and nonpublic, even if a window period would otherwise be open. The existence of such an event or information specific blackout period will not be announced, and should not be communicated by you to any other person.
7.4.Under certain extremely limited circumstances, a person may request an exception to trade during a blackout period, but only if the person does not in fact possess material nonpublic information and the Chief Legal Officer approves such request. Persons wishing to request an exception to trade during a blackout period must contact the Office of the Chief Legal Officer at least 10 business days in advance of any proposed transaction.
7.5.Notwithstanding the foregoing, during a blackout period you may: purchase or sell Company Securities under a written plan, contract or other arrangement that (1) has been approved in advance in writing by the Office of the Chief Legal Officer, (2) satisfies all the requirements of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934 and (3) otherwise complies with Section 9 below.
7.6.Pledging. If you are a Section 16 officer or a director of the Company, you are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral.
8.Post-termination transactions
If a person subject to this Policy is in possession of material nonpublic information when the individual’s service terminates, that person may not disclose that information or trade in Company Securities until that information has become public or is no longer material. Further, individuals who are subject to a blackout period in effect at the time of termination are prohibited from trading Company Securities until such blackout period expires.
9.Sanctions for violations of policy
The Company expects the strictest compliance with the terms of this Policy. Failure to comply will result in disciplinary action, up to and including dismissal for cause.
10.Policies and procedures related to the adoption or termination of 10b5-1 trading plans
Directors and Personnel may enter into trading plans under Rule 10b5-1 under the Securities Exchange Act of 1934, which provides a defense from insider trading liability to a person who enters into a plan in compliance with such rule. Any Rule 10b5-1 trading plan must be pre-cleared with the Office of the Chief Legal Officer. A compliant Rule 10b5-1 trading plan must satisfy the requirements of the rule, including the following:

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10.1.Written Certifications When Entering Into Plans. You must certify at the time of adoption or modification of a Rule 10b5-1 plan that you are (1) not aware of material nonpublic information about the Company or the Company Securities and (2) adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.
10.2.Mandatory Cooling-Off Period. Rule 10b5-1 plans adopted by directors and Section 16 officers must not permit trading under the plan until the later of (1) 90 days after the adoption or modification date and (2) two business days after the Company’s disclosure of financial results in the Form 10-Q or 10-K for the fiscal quarter in which the plan was adopted or modified (but not to exceed 120 days). Persons other than directors and Section 16 officers have a “cooling-off” period of 30 days.
10.3.Restrictions on Overlapping and Single-Trade Plans. Multiple overlapping plans are prohibited except for: (1) plans that authorize sell-to-cover transactions to satisfy tax withholding obligations on vesting of compensatory equity awards where the insider has no control over timing of the sales and (2) trades under contracts with multiple broker-dealers or agents that constitute a “single plan” for securities held in different accounts. For single-trade plans, the affirmative defense is limited to one such plan during any consecutive 12-month period.
Directors and Section 16 officers should be aware that the Company must disclose in its Form 10-Qs and Form 10-K the adoption (including modification) or termination of Rule 10b5-1 trading plans by directors and Section 16 officers during the last quarter, and the material terms of the plan (other than price), including the person’s name, date of adoption or termination, duration of plan, aggregate number of securities subject to the plan and, if applicable, description of any modification.
11.Other
If your transactions in Company Securities become the subject of scrutiny, the transactions would be analyzed after the fact with the benefit of hindsight. Before any transaction, you should carefully consider how regulators and others might view the transaction in hindsight. If you have any questions about specific transactions or this Policy, please email Insider.Trading@lumen.com. However, as noted above, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you.

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